SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended  29 January, 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

January 29, 2010

PAUL ANDERSON TO JOIN THE BP BOARD

The board of BP announced today that it has appointed Mr. Paul Anderson as a non-executive director of BP p.l.c. with effect from February 1, 2010. Mr. Anderson is a non-executive director of BAE Systems plc and of Spectra Energy Corp. He has just stood down as a non-executive director of BHP Billiton. Mr. Anderson served as Chief Executive of BHP and subsequently BHP Billiton between 1998 and 2002, and as a non-executive director of BHP Billiton from 2002 until 2010.

Notes to editors:

  Mr. Anderson serves on the boards of BAE Systems and Spectra Energy, where he was Chairman until 2009. He has had substantial experience in the energy industry.  He was the CEO of three publicly-quoted energy companies between 1997 and 2007, namely BHP Billiton, Duke Energy and PanEnergy Corporation, where he worked between 1991 and 1997, latterly as Chairman and CEO. He has also served as a non-executive director on the boards of Kerr McGee, Baker Hughes and Fluor. Mr. Anderson studied Mechanical Engineering at the University of Washington in Seattle and received an MBA from Stanford.

  A photograph of Mr Anderson is available on request from the press office.

Further information:

BP press office: +44 (0)20 7496 4076, bppress@bp.com

- ENDS -

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 29 January, 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary